

January 13, 2011

Peter Klamka
Chief Executive Officer
Solar Acquisition Corp.
215 Dino Drive
Ann Arbor, MI 48103

   Re: Solar Acquisition Corp.
     Form 10-K/A for the year ended December 31, 2009
     Filed October 13, 2010
     File No. 1-34438

Dear Mr. Klamka:

   We issued comments to you on the above captioned filing on **October 21, 2010**. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by **January 28, 2011** to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

   If you do not respond to the outstanding comments or contact us by **January 28, 2011**, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

   You may contact Lisa Sellars, Staff Accountant, at 202-551-3348, if you have questions. In her absence you may contact me at (202) 551-3737.

             Sincerely,

             Jennifer Thompson
             Accounting Branch Chief